Filed by Illumina, Inc.
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Illumina, Inc.
Commission File No.: 333-250941

The following communication was posted by Francis deSouza (@fdesouza), Chief Executive Officer of Illumina, Inc. (“Illumina”), on Twitter on June 3, 2021.

[Link to Wall Street Journal article, which was posted on the website of the Wall Street Journal on June 2, 2021 and appeared in the June 3, 2021 print edition of the Wall Street Journal]

The following article is linked in the social media post set forth above.

Government Race Against a Cure
EU and U.S. trust busters try to stop a biotech merger in a market that doesn’t yet exist.

By The Editorial Board
June 2, 2021 5:25 pm ET

Competition cops in the U.S. and Europe have been stepping up merger scrutiny, which may be warranted in some cases. But now they’re colluding to stop a biotech deal that has the potential to accelerate genomic cancer testing and save countless lives.

The story began in September when San Diego-based Illumina made an $8 billion offer for the four-year-old Silicon Valley startup Grail. Illumina makes platforms that do genetic sequencing for the likes of Covid variants and fetal abnormalities. Grail is Illumina’s prodigal daughter.

In 2016 Illumina formed Grail with the goal of developing a blood test that could detect DNA from cancer cells before people show symptoms. A year later Illumina spun off Grail. This let Grail raise venture capital to finance large clinical trials while Illumina focused on building its other businesses.

Fast forward four years. Grail’s technology can now reliably detect 50 cancers at early stages with a simple blood draw. While the tests aren’t 100% accurate, the false positive rate is less than 1%, which is lower than for mammograms and PSA prostate tests. Grail’s technology can also detect the 12 most deadly cancers with 60% accuracy and has the potential to reduce false cancer diagnoses and invasive screenings while increasing early detection of aggressive cancers.

Grail was considering an IPO last fall to raise $100 million when Illumina made a more attractive offer. Illumina says its regulatory expertise can accelerate the commercialization of Grail’s technology. Biotech startups often struggle to obtain regulatory approval and insurance reimbursements.

But some companies working on their own tests have bent the ears of government trust busters. The FTC listened, and in late March it sued to block Illumina’s acquisition, claiming it would “lessen competition in the U.S. multi-cancer early detection (‘MCED’) test market by diminishing innovation and potentially increasing prices.” But this test market currently doesn’t exist. Grail would be the first entrant if the Food and Drug Administration approves its test and health-care providers adopt it.

Antitrust regulators have been criticized for letting tech companies buy potential competitors—for instance, Facebook and Instagram. But Illumina and Grail don’t compete. Illumina manufactures equipment that will process Grail’s tests. Their relationship is akin to an oil refiner and producer, which are often owned by the same company.

According to the FTC, Illumina might thwart Grail’s potential future competitors by charging them more or denying them technical assistance. But this is pure speculation, and Illumina has promised the FTC it won’t do either. Illumina also notes that market competition in prenatal testing increased after it acquired a downstream test developer in 2013.

Never before has the FTC gone to court to block the acquisition of a startup with almost no revenue. Because the FTC knows it’s almost certain to lose in court, it is conspiring with the European Commission to run out the clock on the merger.

The merger must be consummated by Dec. 20 under the terms of the deal. Illumina agreed to hold off closing the transaction in return for an accelerated litigation timeline that would have the FTC case go to trial in early August with a decision soon thereafter. But the European Commission in late April launched its own review, which is also unprecedented.

Since the merger doesn’t qualify for antitrust review under the bylaws of the European Union or any member states, the Commission asked countries to invoke Article 22 of the EU’s Merger Regulations. This rarely used provision allows countries to refer transactions to the Commission when their governments lack jurisdiction. Illumina is challenging this gambit in European court and believes it will pass the continent’s review by the merger deadline.

But the FTC late last month threw another wrench into the deal by asking a federal judge to dismiss its lawsuit. Why would it do that? Because the agency doesn’t want a judge to rule in favor of Illumina.

Although shelving its lawsuit, the FTC can sue again later if the merger clears Europe’s hurdles. The FTC is reserving its right to trip up the merger before the shot clock expires. An FTC “privilege log,” which describes documents exempt from legal discovery, shows it has been communicating about the deal with the European Commission since at least early March.

The FTC and European Commission want to use the Illumina-Grail merger as a test case to augment their power to regulate competition. But their gamesmanship is setting a precedent that will increase market uncertainty and harm innovation.

Additional Information and Where to Find It

In connection with the proposed transaction, Illumina filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (File No. 333-250941) (as amended, the “Registration Statement”), which includes a prospectus with respect to Illumina’s common stock and contingent value rights to be issued in the proposed transaction and a consent solicitation statement of GRAIL, Inc. (“GRAIL”) in connection with the proposed transaction (the “Consent Solicitation Statement/Prospectus”). The Registration Statement was declared effective by the SEC on February 9, 2021. The Consent Solicitation Statement/Prospectus was first distributed to GRAIL stockholders on or about February 17, 2021. On March 4, 2021, Illumina filed with the SEC Prospectus Supplement No. 1 to the Consent Solicitation Statement/Prospectus and a registration statement on Form S-4 (File No. 333-253891) pursuant to Rule 462(b) of the Securities Act of 1933, as amended (the “462(b) Registration Statement”). The 462(b) Registration Statement relates to the Registration Statement and was declared effective automatically upon filing with the SEC. Illumina may also file other documents with the SEC regarding the proposed transaction.  This document is not a substitute for the Consent Solicitation Statement/Prospectus or the Registration Statement or any other document which Illumina may file with the SEC.  INVESTORS AND SECURITY HOLDERS OF GRAIL ARE URGED TO READ THE REGISTRATION STATEMENT, WHICH INCLUDES THE CONSENT SOLICITATION STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS.  Investors and security holders may obtain free copies of the Registration Statement, which includes the Consent Solicitation Statement/Prospectus, and other documents filed with the SEC by Illumina through the website maintained by the SEC at www.sec.gov, through Illumina’s Investor Relations page (investor.illumina.com) or by writing to Illumina Investor Relations, 5200 Illumina Way, San Diego, CA 92122.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, or the solicitation of an offer to subscribe for, buy or sell, or an invitation to subscribe for, buy or sell any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, invitation, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Cautionary Notes on Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “may,” “target,” similar expressions and variations or negatives of these words.  Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof.  These and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements, including the failure to consummate the proposed transaction or to make any filing or take other action required to consummate such transaction in a timely matter or at all.  Important risk factors that may cause such a difference include, but are not limited to: (i) the proposed transaction may not be completed on anticipated terms and timing, (ii) a condition to closing of the transaction may not be satisfied, including obtaining regulatory approvals, (iii) the potential impact of unforeseen liabilities, future capital expenditures, revenues, costs, expenses, earnings, synergies, economic performance, indebtedness, financial condition and losses on the future prospects, business and management strategies for the management, expansion and growth of Illumina’s business after the consummation of the transaction, (iv) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction, (v) any negative effects of the announcement, pendency or consummation of the transaction on the market price of Illumina’s common stock and on Illumina’s operating results, (vi) risks associated with third-party contracts containing consent and/or other provisions that may be triggered by the proposed transaction, (vii) the risks and costs associated with the integration of, and the ability of Illumina to integrate, GRAIL’s business successfully and to achieve anticipated synergies, (viii) the risks and costs associated with the development and commercialization of, and Illumina’s ability to develop and commercialize, GRAIL’s products; (ix) the risk that disruptions from the proposed transaction will harm Illumina’s business, including current plans and operations, (x) legislative, regulatory and economic developments, (xi) the other risks described in the Consent Solicitation Statement/Prospectus that is included in the Registration Statement, as well as in Illumina’s most recent annual reports on Form 10-K and quarterly reports on Form 10-Q and in the registration statement on Form S-1 filed with the SEC by GRAIL on September 9, 2020, as amended on September 17, 2020, and (xii) management’s response to any of the aforementioned factors.

These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the Consent Solicitation Statement/Prospectus that is included in the Registration Statement.  While the list of factors presented here is, and the list of factors  presented in the Registration Statement are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties.  Unlisted factors may present significant additional obstacles to the realization of forward-looking statements.  Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Illumina’s financial condition, results of operations, credit rating or liquidity.  Illumina does not assume any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.